UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

LEADING BRANDS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52170U-207
(CUSIP Number)

Ralph D. McRae
1800 – 1500 West Georgia Street
Vancouver, British Columbia, Canada V6G 2Z6
(604) 685-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d -1(e), §240.13d -1(f) or §240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52170U-207
1. Names of Reporting Persons.

Ralph D. McRae
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions)

PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization

Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

429,906

8. Shared Voting Power

30,210
9. Sole Dispositive Power

429,906
10. Shared Dispositive Power

30,210
11. Aggregate Amount Beneficially Owned by Each Reporting Person

460,116
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11)

12.2% (1)
14. Type of Reporting Person (See Instructions)

IN

(1) The percent of class is calculated based upon 3,484,536 shares of Common Stock of Leading Brands, Inc. issued and outstanding as of May 31, 2011.

           This Amendment No. 1 (this “Amendment” or “statement”) reflects changes to the information in the Schedule 13D relating to the Common Stock, no par value per share (the “Common Stock”), of Leading Brands, Inc. (the “Issuer”), filed October 26, 2006 by the Reporting Person (the “Schedule 13D”). A 5:1 consolidation of the Issuer’s Common Stock, also known as a reverse stock split, became effective on February 2, 2010. In addition, since the initial filing of the Schedule 13D, the Company has purchased shares pursuant to its stock repurchase plan, which caused the percentage of shares owned by the Reporting Person to increase. This Amendment contemplates the share consolidation and as well as the Reporting Person’s current beneficial ownership of Common Stock and hereby amends and restates the Schedule 13D in its entirety as follows:

Item 1.           Security and Issuer.

           This statement relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6.

Item 2.           Identity and Background.

           The name of the person filing this statement is Ralph D. McRae (the “Reporting Person”). The address of the Reporting Person is Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6. The Reporting Person is presently, principally occupied as the Chairman, President and Chief Executive Officer of the Issuer and a director and the President and the controlling stockholder of McRae Ventures, Inc., a British Columbia corporation. The principal business of McRae Ventures, Inc. is executive consulting and investment services. The address of McRae Ventures, Inc. is 1500 – 1055 West Georgia Street, Vancouver British Columbia, Canada V6E 4N7. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding, in either case, of any type specified in Item 2(d) or (e) of Schedule 13D. The Reporting Person is a Canadian citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

            The Reporting Person acquired the shares owned by the Reporting Person pursuant to open market purchases and the exercise of derivative securities of the Issuer using personal funds of the Reporting Person.

            The Reporting Person may be deemed to be an indirect beneficial owner of shares and options beneficially owned and/or held by or for the account or benefit of the spouse of the Reporting Person. The spouse of the Reporting Person acquired the shares pursuant to open market purchases using personal funds.

            The Reporting Person is a director and the sole stockholder of BBI Holdings Inc., a British Columbia corporation. The Reporting Person may be deemed to be an indirect beneficial owner of shares beneficially owned and/or held by or for the account or benefit of BBI Holdings Inc. BBI Holdings Inc. acquired the shares pursuant to open market and private purchases using working capital and borrowings of BBI Holdings Inc.

            The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise the beneficial owner of any securities covered by this statement.

Item 4.           Purpose of the Transaction.

            The Reporting Person acquired the shares owned by the Reporting Person for investment purposes. Other than any plans or proposals described in this statement, the Reporting Person currently has no plans or proposals which relate to or would result in any action or event enumerated in clause (a) through (j), inclusive, of Item 4 of the General Instructions to Schedule 13D.

            The Reporting Person may, at any time without notice, (i) acquire additional securities of the Issuer or dispose of securities of the Issuer pursuant to open market or private transactions or otherwise and/or (ii) formulate plans and/or proposals which relate to the Issuer and/or the securities of the Issuer (including, without limitation, plans and/or proposals which relate to or would result in an action and/or event enumerated in clause (a) through (j) of Item 4 of the General Instructions to Schedule 13D), in any case, to the extent deemed necessary, advisable, and/or desirable in light of the investment policies and/or purposes of the Reporting Person and/or in connection with and/or as a result of various factors (including, without limitation, any present, expected, and/or future value of the securities of the Issuer, the business, financial condition, results of operations, and prospects of the Issuer, general economic, financial, and/or industry conditions, and/or any action and/or event enumerated in clause (a) through (j), inclusive, of Item 4 of the General Instructions to Schedule 13D). The Reporting Person may review the investment of the Reporting Person in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon this review, the Reporting Person may take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person in open market or private transactions or otherwise.

            Any transactions in the Common Stock that were effected during the past sixty days by the Reporting Person are described under Item 5 of this statement.

Item 5.           Interest in Securities of the Issuer.

            (a)      The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each person named in Item 2 of this statement:

Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Ralph D. McRae	460,116 (1) (2) (3)	12.2%
______________
(1)

Includes (i) 81,576 shares beneficially owned directly by, and/or held by or for the account or benefit of, the Reporting Person, (ii) 245,000 shares issuable by the Issuer to the Reporting Person pursuant to a vested stock option granted by the Issuer to the Reporting Person on June 1, 2010 at an exercise price of $2.45 per share that expires on June 1, 2020, and (iii) 12,330 shares issuable by the Issuer to the Reporting Person pursuant to a vested stock option granted by the Issuer to the Reporting Person on June 26, 2008 at an exercise price of $3.00 per share that expires on June 26, 2018.

(2)

Includes (i) 4,040 shares beneficially owned directly by, and/or held by or for the account or benefit of, the spouse of the Reporting Person, (ii) 20,000 shares issuable by the Issuer to the spouse of the Reporting Person pursuant to a vested stock option granted by the Issuer to the spouse of the Reporting Person on June 1, 2010 at an exercise price of $2.45 per share that expires on June 1, 2020, and (iii) 6,170 shares issuable by the Issuer to the spouse of the Reporting Person pursuant to a vested stock option granted by the Issuer to the spouse of the Reporting Person on June 26, 2008 at an exercise price of $3.00 per share that expires on June 26, 2018.

(3)	Includes 91,000 shares beneficially owned directly by, and/or held by or for the account or benefit of, BBI Holdings Inc.

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).

            (c)      The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by each person named in response to paragraph (a) of Item 5 of this statement:

Transaction		Shares	Shares	Price Per	Description of
Date	Person	Acquired	Disposed	Share ($)	Transaction

May 18, 2011	Ralph D. McRae	1,100	--	3.259	Open Market Transaction

May 18, 2011	Ralph D. McRae	1,000	--	3.21	Open Market Transaction
–––––––––

          Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in response to paragraph (a) of Item 5 of this statement.

            (d)      The spouse of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned directly by, and/or held by or for the account or benefit of, the spouse of the Reporting Person. BBI Holdings Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned directly by, and/or held by or for the account or benefit of, BBI Holdings Inc.

            (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.           Material to be Filed as Exhibits.

            Not applicable.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2011	By:	/s/ Ralph McRae
	Name:	Ralph D. McRae
	Title:	President and Chief Executive Officer